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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                         BERKSHIRE REALTY COMPANY, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                Shares of Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   084710 10 2
           ----------------------------------------------------------
                                 (CUSIP Number)

                            David J. Greenwald, Esq.
                              Goldman, Sachs & Co.
                    85 Broad Street, New York, New York 10004
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  March 5, 1999
           ----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedules, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 084710 10 2                                          PAGE 2 OF 4 PAGES




     Whitehall Street Real Estate Limited Partnership XI ("Whitehall"), WH Advisors, L.L.C. XI ("WH Advisors, L.L.C."), Goldman, Sachs & Co. ("GS&Co.") and The Goldman Sachs Group, L.P. ("GS Group", and, together with Whitehall, WH Advisors, L.L.C. and GS&Co., the "Reporting Persons")* hereby amend the report on Schedule 13D, dated March 4, 1999 (the "Schedule 13D"), filed by the Reporting Persons in respect of shares of Common Stock, par value $.01 per share (the "Common Stock"), of Berkshire Realty Company, Inc., a Delaware corporation ("Berkshire"). Capitalized terms used but not defined herein shall have the meaning attributed to such terms in the Schedule 13D.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         -------------------------------------------------

         Item 3 of the Schedule 13D is hereby amended by adding the following paragraph to the end thereof:

         On March 5, 1999, Whitehall, Blackstone and Douglas Krupp (on behalf of himself and the other Krupp Affiliates) amended the Formation Letter by amending and restating the Summary of Terms attached thereto. Such amendment to the Formation Letter is attached hereto as Exhibit 5 and is incorporated herein by reference.





--------------------

* Neither the present filing nor anything contained herein shall be construed as an admission that Whitehall, WH Advisors, L.L.C., GS&Co. or GS Group constitute a "person" for any purpose other than Section 13(d) of the Securities Exchange Act of 1934.

CUSIP No. 084710 10 2                                          PAGE 3 OF 4 PAGES


Item 4.  PURPOSE OF TRANSACTION.
         ----------------------

         Item 4 of the Schedule 13D is hereby amended by adding the following paragraph to the end thereof:

         On March 5, 1999, Aptco delivered a letter to Berkshire's financial advisor which amended the proposal contained in the Offer Letter by (i) increasing the Cash Price from $11.05 to $12.05 per share/OP Unit, (ii) increasing, from 6% per annum to 7.5% per annum, the rate at which cumulative preferred distributions of available cash payable to the holders of OP Units who elect to receive senior preferred equity interests in Aptco ("Class A Interests") in exchange for their OP Units would accrue, (iii) providing that, from and after the fifth anniversary of the closing of the Proposed Transactions, holders of OP Units electing to receive Class A Interests will have the right to cause Aptco to purchase such Class A Interests at a price equal to the liquidation preference thereof (i.e., the Cash Price) and (iv) extending the expiration time of the proposal set forth in the Offer Letter (as so amended) to 5:00 p.m. on March 8, 1999. Such amendment to the Offer Letter is attached hereto as Exhibit 6 and is incorporated herein by reference.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.
         --------------------------------

         Item 7 of the Schedule 13D is hereby amended by adding the following immediately at the end thereof:

    EXHIBIT NO.        EXHIBIT
    -----------        -------

        5. Amendment to Formation Letter, dated March 5 ,1999, among Whitehall, Blackstone and Douglas Krupp.

        6. Amendment to Offer Letter, dated March 5, 1999, from Aptco to Berkshire.

CUSIP No. 084710 10 2                                          PAGE 4 OF 4 PAGES



                                    SIGNATURE

         After reasonable inquiry and to our best knowledge and belief, we certify that the information set forth in this statement is true complete and correct.

Dated:  March 8, 1999

                                      WHITEHALL STREET REAL ESTATE
                                      LIMITED PARTNERSHIP XI

                                      By:    WH Advisors, L.L.C. XI,
                                              its general partner


                                      By: /s/ Steven M. Feldman
                                         --------------------------------------
                                            Name:  Steven M. Feldman
                                            Title: Vice President

                                      WH ADVISORS, L.L.C. XI


                                      By: /s/ Steven M. Feldman
                                         ---------------------------------------
                                            Name:  Steven M. Feldman
                                            Title: Vice President

                                      THE GOLDMAN SACHS GROUP, L.P.


                                      By: /s/ Hans L. Reich
                                         ---------------------------------------
                                            Name:  Hans L. Reich
                                            Title: Attorney-in-Fact

                                      GOLDMAN, SACHS & CO.



                                      By: /s/ Hans L. Reich
                                         -------------------------------------
                                            Name:  Hans L. Reich
                                            Title: Attorney-in-Fact